199 SOUTH LOS ROBLES AVENUE, SUITE 200  ♦  PASADENA, CALIFORNIA  91101

TEL (626) 585-5920  ♦  FAX  (626) 585-5929

May 22, 2015

To the Shareholders of

Landmark Apartment Trust, Inc.

RE:NOTIFICATION OF OFFER TO PURCHASE

 HIGHEST OFFER TO PURCHASE SHARES

Dear Shareholder:

 Everest Properties II, LLC is offering to purchase 100,000 common shares (the "Shares"), in Landmark Apartment Trust, Inc. (the "Corporation"), for cash in the amount of $5.00 per share upon the terms and subject to the conditions set forth in our Offer to Purchase dated May 22, 2015, and the related Transfer Agreement.  Investors should consider the following:

•Our offer exceeds by over 17.6% the most recent third-party offer for Shares of which we are aware, based on a review of public SEC filings.

•Over a third of total distributions by the Corporation have been made from capital, rather than operating cash flow, which means that the Corporation has given you your own money back as dividends. Also, the Corporation may borrow funds or continue to use capital to make future distributions, which could harm the Corporation’s financial condition, liquidity and stock price, according to its 2014 Annual Report.

•The Shares are illiquid and the Corporation eliminated its Charter requirement to “list or liquidate” by a specific date and suspended its stock redemption plan. The Corporation just filed a preliminary registration statement with the SEC to offer “Class A Common Stock,” stating that they intend to list the Class A stock on the NYSE and that the Shares will be convertible into such stock. However, the conversion value for the Shares is not stated; nor are any assurances given as to if and when the Class A stock will be issued or listed.

 The above statements are only some of the considerations regarding the Offer.  For a complete copy of the Offer to Purchase, and the Transfer Agreement to sell your Shares, please visit the following website and follow the instructions below:

 Go to:  www.vroomspro.com/Login.aspx

 Login: Landmark Shareholder

 Password: Password1 (case sensitive)

 You may also obtain a copy from the SEC’s EDGAR website at www.sec.gov. The Purchaser may extend the offer, in which case, the Purchaser will make a public announcement by press release and by posting on the foregoing website no later than 9:00 AM Eastern Time the next business day after the scheduled expiration date.  The Offer to Purchase contains information required to be disclosed by Rule 14d-6(d)(1) under the Securities and Exchange Act of 1934 and is incorporated herein by reference.  If you would like a complete copy of the Offer mailed to you at no charge, please contact us toll-free at (800) 611-4613, or by email to LandmarkOffer@everestworld.com.

Unless extended, our offer will expire at 5:00 pm Pacific Time on June 24, 2015.

 Very truly yours,

 Everest Properties II, LLC